# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PRECISION BIOSCIENCES INC, CIK 0001357874
CUSIP: 74019P207
Title of class of securities: Common stock, par value $0.000005 per share
Address of issuer's principal executive offices: 302 EAST PETTIGREW STREET, SUITE A-100, DURHAM, North Carolina (NC), 27701
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-22-074786
Filed by CIK 0001030617

## Reporting persons
- Novartis Pharma AG: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 413,581; sole dispositive power 0; shared dispositive power 413,581; aggregate amount beneficially owned 413,581 (3.7% of the class)
- Novartis AG: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 413,581; sole dispositive power 0; shared dispositive power 413,581; aggregate amount beneficially owned 413,581 (3.7% of the class)

## Item 1. Issuer
Name of issuer: PRECISION BIOSCIENCES INC
Address of issuer's principal executive offices: 302 EAST PETTIGREW STREET SUITE A-100, DURHAM, NC, 27701

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of the following persons with respect to the shares of Common Stock of the Issuer:

(i) Novartis Pharma AG, a Swiss corporation ("Novartis Pharma"), with respect to shares held by it; and

(ii) Novartis AG, a Swiss corporation ("Novartis"), as the publicly-owned parent of Novartis Pharma, with respect to the shares held by Novartis Pharma.

The foregoing persons are hereinafter referred to collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business offices of the Reporting Persons is Lichtstrasse 35, CH-4056 Basel, Switzerland.
Citizenship:
Novartis Pharma is a corporation organized under the laws of Switzerland and is a direct wholly-owned subsidiary of Novartis.

Novartis is a corporation organized under the laws of Switzerland and is the publicly-owned parent of Novartis Pharma.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-(c) with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 11,088,234 outstanding shares of Common Stock, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Evidence of Signatory Authority

## Signatures
- Novartis Pharma AG: /s/ Christian Rehm, Christian Rehm / Authorised Signatory (08/05/2025)
- Novartis Pharma AG: /s/ Lukas Foertsch, Lukas Foertsch / Authorised Signatory (08/05/2025)
- Novartis AG: /s/ Christian Rehm, Christian Rehm / Authorised Signatory (08/05/2025)
- Novartis AG: /s/ Daniel Weiss, Daniel Weiss / Authorised Signatory (08/05/2025)